UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38454

Pure Acquisition Corp.

(Exact name of registrant as specified in its charter)

421 W. 3rd St., Suite 1000, Fort Worth, Texas 76102
(817) 850-9200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, $0.0001 par value

Units, each consisting of one share of Class A common stock and one-half of one Warrant to purchase shares of Class A common stock

Warrants to purchase shares of Class A common stock

(Title of each class of securities covered by this Form)

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Pure Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 11, 2020	PURE ACQUISITION CORP.

		By:	/s/ Steven W. Tholen
		Name:	Steven W. Tholen
		Title:	Chief Financial Officer

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